As filed with the Securities and Exchange Commission on December 14, 2007
                                                           Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933, AS AMENDED, FOR AMERICAN DEPOSITARY SHARES
                    EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

                                SEIKO EPSON CORP.
   --------------------------------------------------------------------------
   (Exact name of issuer of deposited securities as specified in its charter)

                                       N/A
                   -------------------------------------------
                   (Translation of issuer's name into English)

                                      Japan
            ---------------------------------------------------------
            (Jurisdiction of incorporation or organization of issuer)

                                 CITIBANK, N.A.
             ------------------------------------------------------
             (Exact name of depositary as specified in its charter)

                                 399 Park Avenue
                            New York, New York 10043
                                 (212) 816-6690
               ---------------------------------------------------
               (Address, including zip code, and telephone number, including area code, of Depositary's principal executive offices)

                                 Citibank, N.A.
                          Depositary Receipts Services
                        388 Greenwich Street - 14th Floor
                               New York, NY 10013
                                  212-816-6690
            ---------------------------------------------------------
            (Name, address, including zip code, and telephone number,
                    including area code of agent for service)

                        --------------------------------

                                   Copies to:
                            Patricia Brigantic, Esq.
                                 Citibank, N.A.
                        388 Greenwich Street, 17th Floor
                            New York, New York 10013

                        --------------------------------

It is proposed that this filing become effective under Rule 466:

                                                    |X| immediately upon filing.
                                                    |_| on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box |_|.

                                                   CALCULATION OF REGISTRATION FEE

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                                                                          Proposed Maximum            Proposed           Amount of
              Title of Each Class of                    Amount to be     Aggregate Offering      Maximum Aggregate      Registration
              Securities to be Registered                Registered       Price Per Unit(1)      Offering Price(2)          Fee
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
American Depositary Shares ("ADSs") evidenced
by American Depositary Receipts ("ADRs"),
each ADS representing one-half (1/2) of one
share of common stock of Seiko Epson Corp.               50,000,000             $5.00              $2,500,000.00           $76.75
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

(1)   Each unit represents 100 American Depositary Shares.
(2) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such ADRs evidencing such American Depositary Shares.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS


                              Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                                Location in Form of American
                                                                                Depositary Receipt ("Receipt")
Item Number and Caption                                                         Filed Herewith as Prospectus
-----------------------                                                         ----------------------------

1. Name and address of depositary                                               Face of Receipt - Introductory   Paragraph

2. Title of American Depositary Receipts and                                    Face of Receipt - Top center
   identity of deposited securities

Terms of Deposit:

(i)    The amount of deposited securities                                       Face of Receipt - Upper right corner
       represented by one American Depositary Share

(ii)   The procedure for voting, if any, the                                    Reverse of Receipt - Paragraphs 12 and 14
       deposited securities

(iii)  The collection and distribution of dividends                             Reverse of Receipt - Paragraph 13

(iv)   The transmission of notices, reports and                                 Reverse of Receipt - Paragraphs 11 and 12
       proxy soliciting material

(v)    The sale or exercise of rights                                           Reverse of Receipt - Paragraphs 13 and 14

(vi)   The deposit or sale of securities resulting                              Reverse of Receipt - Paragraphs 13 and 16
       from dividends, splits or plans of reorganization


                                                            II-2

(vii)  Amendment, extension or termination of the                               Reverse of Receipt - Paragraphs 18 and 19
       deposit agreement                                                        (no provision for extension)

(viii) Rights of holders of Receipts to inspect                                 Face of Receipt - Paragraph 3
       the transfer books of the Depositary and
       the list of holders of Receipts

(ix)   Restrictions upon the right to deposit or                                Face of Receipt - Paragraphs 1, 2, 4 and 6;
       withdraw the underlying securities                                       Reverse of Receipt - Paragraphs 15, 16 and 17

(x)    Limitation upon the liability of the Depositary                          Face of Receipt - Paragraphs 1, 2, 4 and 7;
                                                                                Reverse of Receipt - Paragraphs 16 and 17

3. Fees and charges which may be imposed                                        Reverse of Receipt - Paragraph 20
   directly or indirectly on holders of
   Receipts

Item 2. AVAILABLE INFORMATION                                                   Reverse of Receipt - Paragraph 11

      As set forth in Paragraph 11 of the Form of Receipt constituting the Prospectus attached hereto as Exhibit (a), Seiko Epson Corp. furnishes the United States Securities and Exchange Commission (the "Commission") with certain public reports and documents required by foreign law or otherwise in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. These public reports and documents can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at 100 F Street, Room 1580, N.E., Washington, D.C. 20549.

                                   PROSPECTUS

      THE FORM OF AMERICAN DEPOSITARY RECEIPT ATTACHED HERETO AND FILED AS EXHIBIT (A) TO THIS REGISTRATION STATEMENT IN ACCORDANCE WITH GENERAL INSTRUCTION III.B OF FORM F-6 CONSTITUTES THE PROSPECTUS RELATING TO THE AMERICAN DEPOSITARY RECEIPTS AND IS INCORPORATED HEREIN BY REFERENCE.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

            (a) Form of Deposit Agreement. - The agreement between CITIBANK, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of American Depositary Receipts evidencing American Depositary Shares registered hereunder is contained in the form of the American Depositary Receipt filed as Exhibit (a) to this Registration Statement.

            (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities. - None.

            (c) Every material contract relating to the deposited securities between the Depositary and the Issuer of the deposited securities in effect at any time within the last three years. - None.

            (d) Opinion of counsel to the Depositary, as to the legality of the securities to be registered. - Filed herewith as Exhibit (d).

            (e) Certification under Rule 466. - Filed herewith as Exhibit (e).

Item 4. UNDERTAKINGS

            (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the Issuer.

            (b) The Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 14th day of December, 2007.

                                                Legal entity created by the form
                                                of agreement contained in the
                                                American Depositary Receipts
                                                evidencing American Depositary
                                                Shares, each American Depositary
                                                Share representing one-half
                                                (1/2) of one share of common
                                                stock, of Seiko Epson Corp.


                                                CITIBANK, N.A., as Depositary


                                                By: /s/ Thomas Crane
                                                    -------------------------
                                                Name:  Thomas Crane
                                                Title: Vice President

                                Index to Exhibits

                                                                   Sequentially
Exhibit                             Document                       Numbered Page
-------                             --------                       -------------

(a)                                 Form of American
                                    Depositary Receipt

(d)                                 Opinion of Counsel
                                    to the Depositary

(e)                                 Certification under
                                    Rule 466